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                   The Prudential Investment Portfolios, Inc.
                              Gateway Center Three
                              100 Mulberry Street
                         Newark, New Jersey 07102-4077

                                            December 26, 2002

VIA EDGAR

Attention: Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re: The Prudential Investment Portfolios, Inc./Prudential Jennison Value Fund
      Post-Effective Amendment No. 19 to Registration Statement on Form N-1A File Nos. 333-61997 and 811-7343


                             Request for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw Post-Effective Amendment No. 19 (the 'Amendment') to the Registration Statement on Form N-1A of The Prudential Investment Portfolios, Inc. (the 'Company'). We have decided not to launch the proposed new series Prudential Jennison Value Fund. Please withdraw accession number 0000950130-02-007115, form type 485APOS, filed October 17, 2002.

     Please call me at 973-367-3028 should you have any questions or comments.

                                            Very truly yours,

                                            /s/ Maria G. Master
                                            -----------------------
                                            Maria G. Master
                                            Vice President/Corporate Counsel
                                            Prudential Financial, Inc.

cc:  Paul H. Dykstra
     William Farrar
     Dominic Minore
     Marguerite E.H. Morrison
     Richard Pfordte